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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                                       SEC File Number: 00-21315


                                                         CUSIP Number: 682160106


(Check One):
       [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q [ ] Form N-SAR

       For Period Ended:  March 31, 2001

       [ ] Transition Report on Form 10-K
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form N-SAR

       For the Transition Period Ended:

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.


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PART I - REGISTRANT INFORMATION
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        Full Name of Registrant
               On Command Corporation

        Former Name if Applicable
               Not Applicable

        Address of Principal Executive Office (Street and Number):
               7900 E. Union Ave.

        City, State and Zip Code:
               Denver, Colorado  80112

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PART II - RULES 12b - 25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K,
10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period:

The Registrant has discovered in connection with the preparation of its financial statements (the "Q1 Financial Statements") to be included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (the "Quarterly Report"), that a charge to be recorded in the Q1 Financial Statements in connection with a recent litigation settlement will require a review of certain information in connection with the Registrant's historical financial statements. This review could not be completed accurately in a timely manner without unreasonable effort or expense, and therefore it was impossible for the Registrant to complete the Quarterly Report prior to the filing deadline. The Registrant expects that the Quarterly Report will be filed within five days.

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PART IV - OTHER INFORMATION
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          (1)  Name and telephone number of person to contact in regard to this notification:

               Craig Troyer
               Baker Botts L.L.P.      (212)           705-5063
               (Name)               (Area Code)    (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes        [ ] No


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          (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes        [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the changes can not be made.


                             On Command Corporation
                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 16, 2001         By:    /s/ Kathryn L. Hale
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                                    Name:  Kathryn L. Hale
                                    Title: Senior Vice President and
                                           Chief Financial Officer




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               ATTACHMENT TO FORM 12b-25 OF ON COMMAND CORPORATION

         The Registrant anticipates that the Quarterly Report will report a net loss applicable to common stockholders of approximately $19.3 million for the quarter ended March 31, 2001 as compared to the previously reported loss of $4.6 million for the quarter ended March 31, 2000. As will be described in more detail in the Quarterly Report, the anticipated increase in the Registrant's net loss for the quarter ended March 31, 2001 as compared to the corresponding period in 2000 is attributable to a decrease in revenue, increases in operating expenses, selling, general and administrative expenses and expenses for depreciation and amortization, relocation and interest,as well as a charge in connection with a recent litigation settlement, partially offset by decreases in direct costs and research and development expenses.